Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Prothena Corporation plc:

We consent to the incorporation by reference in the registration statement (No. 333-187726) on Form S-8 and the registration statement (No. 333-193416) on Form S-3 of Prothena Corporation plc, of our report dated October 1, 2012, except for the retrospective inclusion of basic and diluted net loss per share disclosures for the year ended December 31, 2011, as to which the date is March 28, 2013, with respect to the consolidated financial statements of Prothena Corporation plc, formerly referred to as the carve-out combined financial statements of the Prothena Business (formerly, the Neotope Business), which comprise the carve-out combined statements of operations, parent company equity and cash flows for the year ended December 31, 2011, which report appears in the December 31, 2013 annual report on Form 10‑K of Prothena Corporation plc.

/s/ KPMG

Dublin, Ireland

March 6, 2014